Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-178960

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)

Capped Market Plus Notes linked to Palladium due April 25, 2013	$21,306,000.00	$2,441.67

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated January 11, 2012 and Product Supplement dated January 13, 2012)

UBS AG $21,306,000 Capped Market Plus Notes

Linked to Palladium due April 25, 2013

Investment Description

UBS AG Capped Market Plus Notes (the “Notes”) are unsubordinated and unsecured debt securities issued by UBS AG (“UBS” or the “Issuer”) linked to the settlement price of palladium as described under “Settlement Price” on page 15 (the “underlying asset”). The Notes provide exposure to the settlement price of palladium as measured in U.S. dollars. The return on the Notes at maturity is based on the performance of the underlying asset and on whether the settlement price of the underlying asset on the final valuation date (the “final price”) is below the barrier price. If the final price is equal to or greater than the barrier price, UBS will repay your principal amount at maturity plus pay a return equal to the greater of the 8% contingent minimum return and the asset return, up to a maximum return of 17%. However, if the final price is less than the barrier price, you will be fully exposed to the decline of the underlying asset and UBS will repay less than the full principal amount at maturity, if anything, resulting in a loss on your investment that is proportionate to the negative asset return. You will not receive interest during the term of the Notes. Investing in the Notes involves significant risks. You may lose some or all of your principal amount. The contingent minimum return feature applies only if you hold the Notes to maturity. Any payment on the Notes is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations you may not receive any amounts owed to you under the Notes and you could lose your entire principal amount.

Features

❑

Contingent Minimum Return With Participation in the Positive Performance of the Underlying Asset Up to the Maximum Return: At maturity, UBS will pay you the principal amount of the Notes plus a minimum return of 8% as long as the settlement price of the underlying asset is above the barrier price on the final valuation date (a decline of 20% as measured from the trade date to the final valuation date). The Notes provide for the participation in any positive performance of the underlying asset above the 8% contingent minimum return up to a maximum return of 17%. If the final price is less than the barrier price, you will be fully exposed to the negative performance of the underlying asset.

❑

Contingent Repayment of Principal: The contingent minimum return feature also provides for the contingent repayment of your principal at maturity. If you hold the Notes to maturity and the final price is greater than the barrier price, UBS will pay you at least your principal amount plus the contingent minimum return. If the final price is below the barrier price, your investment will be fully exposed to any negative asset return and, in that case, UBS will pay less than your principal amount, if anything, resulting in a loss proportionate to the negative asset return. The contingent repayment of principal applies only if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS.

Key Dates

Trade Date	April 13, 2012
Settlement Date	April 18, 2012
Final Valuation Date*	April 22, 2013
Maturity Date*	April 25, 2013

*	Subject to postponement in the event of a market disruption event as described in “Market Disruption Events” on page 13 of this pricing supplement.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY, AND THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING ASSET. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF UBS. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 7 AND UNDER “RISK FACTORS” BEGINNING ON PAGE PS-15 OF THE PRODUCT SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY EFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES.

Note Offering

We are offering Capped Market Plus Notes linked to the settlement price of palladium. The return on the Notes is subject to, and will not exceed, the predetermined maximum return.

Underlying Asset	Contingent Minimum Return	Maximum Return	Maximum Payment at Maturity per Note	Initial Price	Barrier Price	CUSIP	ISIN
Palladium Settlement Price	8%	17%	$1,170	$643.00	$514.40, which is 80% of the Initial Price	90261JJU8	US90261JJU88

See “Additional Information about UBS and the Notes” on page 2. The Notes will have the terms specified in the accompanying product supplement, the accompanying currency and commodity supplement, the accompanying prospectus and this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the product supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount(1)(2)	Proceeds to UBS AG
Per Note	$1,000	$10	$990
Total	$21,306,000.00	$213,060.00	$21,092,940.00

(1)	Certain fiduciary accounts will pay a purchase price of $990 per $1,000 principal amount of the Notes, and the placement agents, with respect to sales made to such accounts, will forgo any fees.
(2)	JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates, acting as placement agents for the Notes, will receive a fee from the Issuer of $10 per $1,000 principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from sales to accounts other than such fiduciary accounts.

J.P. Morgan Securities Inc. Pricing Supplement dated April 13, 2012	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes and a currency and commodity supplement for the various securities we may offer, including the Notes), with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 877-387-2275.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Product supplement dated January 13, 2012: http://www.sec.gov/Archives/edgar/data/1114446/000119312512011545/d282615d424b2.htm

♦	Currency and commodity supplement dated January 11, 2012 http://www.sec.gov/Archives/edgar/data/1114446/000119312512009002/d279580d424b2.htm

♦	Prospectus dated January 11, 2012: http://www.sec.gov/Archives/edgar/data/1114446/000119312512008669/d279364d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this pricing supplement, “Notes” refer to the Capped Market Plus Notes that are offered hereby, unless the context otherwise requires. Also, references to the “product supplement” mean the UBS product supplement titled “Medium Term Notes Linked to a Currency or Commodity or a Basket Comprised of Currencies or Commodities,” dated January 13, 2012, references to the “currency and commodity supplement” mean the UBS Currency and Commodity Supplement Debt Securities and Warrants, dated January 11, 2012, and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 11, 2012.

This pricing supplement, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax and other advisers before deciding to invest in the Notes.

Investor Suitability

The Notes may be suitable for you if:

♦	You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦	You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the same downside market risk as the underlying asset.

♦	You believe the underlying asset will appreciate over the term of the Notes and that the appreciation is unlikely to exceed an amount equal to the maximum return of 17%.

♦	You understand and accept that your potential return is limited to the maximum return and you would be willing to invest in the Notes based on the maximum return indicated on the cover hereof.

♦	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the settlement price of the underlying asset.

♦	You do not seek current income from your investment.

♦	You are willing to hold the Notes to maturity, a term of 53 weeks, and accept that there may be little or no secondary market for the Notes.

♦

You are willing to assume the credit risk of UBS for all payments under the Notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if:

♦	You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦	You require an investment designed to guarantee a full return of principal at maturity.

♦	You cannot tolerate a loss of all or a substantial portion of your investment and are unwilling to make an investment that may have the same downside market risk as the underlying asset.

♦

You believe that the settlement price of the underlying asset will decline during the term of the Notes and is likely to be below the barrier price on the final valuation date, or you believe the underlying asset will appreciate over the term of the Notes by more than the maximum return.

♦	You seek an investment that has unlimited return potential without a cap on appreciation.

♦	You would be unwilling to invest in the Notes based on the maximum return indicated on the cover.

♦	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the settlement price of the underlying asset.

♦	You seek current income from this investment.

♦	You are unable or unwilling to hold the Notes to maturity, a term of 53 weeks, or you seek an investment for which there will be an active secondary market.

♦	You do not understand the increased volatility and other risks associated with investments in commodities generally and with palladium specifically.

♦	You are not willing to assume the credit risk of UBS for all payments under the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 7 of this pricing supplement for risks related to an investment in the Notes.

Final Terms

Issuer	UBS AG, Jersey Branch
Principal Amount	$1,000 per Note
Term	Approximately 53 weeks.
Underlying Asset	Palladium settlement price as measured in U.S. dollars, as described under “Settlement Price” below.
Contingent Minimum Return	8%
Maximum Return	17%
Payment at Maturity (per Note)

If the final price is greater than or equal to the barrier price, UBS will pay you an amount in cash equal to:

$1,000 + ($1,000 × the greater of: (a) the contingent minimum return and (b) the asset return, subject to the maximum return)

If the final price is less than the barrier price, UBS will pay you an amount that is less than your principal amount, if anything, resulting in a loss on your investment that is proportionate to the negative asset return:

$1,000 + ($1,000 x asset return)

If the final price is less than the barrier price, the contingent minimum return feature is lost, and you will be fully exposed to any decline in the final price as compared to the initial price. As a result, you may lose some or all of your initial investment at maturity.

Asset Return	Final Price – Initial Price Initial Price
Initial Price

$643.00

The settlement price of one troy ounce of palladium, stated in U.S. dollars, as set by the four members of the London Platinum and Palladium Market (the “LPPM”), during the afternoon Palladium price fixing which starts at 2:00 p.m. London, England time, on such day and displayed on Bloomberg quote “PLDMLNPM” or any successor page, as determined by the calculation agent.

Final Price	The settlement price on the final valuation date as determined by the calculation agent under “Settlement Price” on page 15 of this pricing supplement.
Barrier Price	$514.40, which is 80% of the initial price
Final Valuation Date	April 22, 2013, unless the calculation agent determines that a market disruption event (as set forth under “Market Disruption Events” on page 13 of this pricing supplement) has occurred or is continuing with respect to the underlying asset on any such day. In the case of a market disruption event, or if the final valuation date is not a business day for the underlying asset, the final valuation date for the underlying asset will be the first following business day on which the calculation agent determines that a market disruption event does not occur and/or is not continuing with respect to the underlying asset. In no event however, will the final valuation date for the underlying asset be postponed by more than 7 business days. See “Market Disruption Events” on page 13 of this pricing supplement.

Determining Payment at Maturity

The initial price is observed.

The maximum return is set.

The barrier price is set

The final price is observed on the final valuation date and the asset return is calculated.

If the final price is greater than or equal to the barrier price, UBS will pay you an amount in cash equal to:

$1,000 + ($1,000 × the greater of: (a) the contingent minimum return and (b) the asset return, subject to the maximum return)

If the final price is less than the barrier price, UBS will pay you an amount that is less than your principal amount, if anything, resulting in a loss on your investment that is proportionate to the negative asset return:

$1,000 + ($1,000 x asset return)

If the final price is less than the barrier price, the contingent minimum return feature is lost, and you will be fully exposed to any decline in the final price as compared to the initial price. As a result, you may lose some or all of your initial investment at maturity.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF UBS. IF UBS WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Hypothetical Examples of How the Notes Might Perform at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following*:

Term:	53 weeks
Principal Amount:	$1,000 per Note
Initial Price:	$643
Barrier Price:	80%
Contingent Minimum Return:	8%
Maximum Return:	17%

*	The examples are provided for illustrative purposes only and are purely hypothetical. The numbers in the examples have been rounded for ease of analysis.

Example 1: The Final Price is $707.30 (an Asset Return of 10%).

Because the asset return of 10% is greater than the contingent minimum return of 8% but less than the maximum return of 17%, the investor would receive at maturity the principal amount of each Note plus an additional payment equal to the product of (i) the principal amount multiplied by (ii) the asset return

At maturity, the investor will receive a cash payment per Note equal to:

principal amount + (principal amount × asset return) =

$1,000 + ($1,000 × 10%)

= $1,100

Investor would receive $1,100 at maturity for each Note for a total return on the Notes equal to the asset return of 10%.

Example 2: The Final Price is $835.90 (an Asset Return of 30%).

Because the asset return of 30% is greater than the maximum return of 17%, the investor would receive at maturity the principal amount of each Note plus an additional payment equal to the product of (i) the principal amount multiplied by (ii) the maximum return.

At maturity, the investor will receive a cash payment per Note equal to:

principal amount + (principal amount × maximum return) =

$1,000 + ($1,000 × 17%)

= $1,170

Investor would receive $1,170 at maturity for each Note for a total return on the Notes equal to the maximum return of 17%.

Example 3: The Final Price is $546.55 (an Asset Return of -15%).

Because the asset return of -15% is less than the contingent minimum return of 8%, the investor would receive at maturity the principal amount of each Note plus an additional payment equal to the product of (i) the principal amount multiplied by (ii) the contingent minimum return.

At maturity, the investor will receive a cash payment per Note equal to:

principal amount + (principal amount × contingent minimum return) =

$1,000 + ($1,000 × 8%)

= $1,080

Investor would receive $1,080 at maturity for each Note for a total return on the Notes equal to the contingent minimum return of 8%.

Example 4: The Final Price is $321.50 (an Asset Return of -50%).

Because the asset return of -50% is less than the barrier price of $514.40, at maturity, the investor will receive the principal amount of each Note reduced by the product of (i) the principal amount multiplied by the (ii) asset return:

At maturity, the investor will receive a cash payment per Note equal to:

principal amount + (principal amount × asset return) =

$1,000 + ($1,000 × -50%)

= $500

Investor would receive $500 at maturity for each Note, for a loss on the Notes equal to -50% (the asset return).

If the final price is less than the barrier price, UBS will not pay you the contingent minimum return and your principal will be fully exposed to any decline in the underlying asset resulting in a loss on your investment that is proportionate to the negative asset return. As a result, you may lose some or all of your principal at maturity.

Hypothetical Return Table of the Notes at Maturity

The hypothetical return table below is based on the following assumptions*:

Term:	53 weeks
Principal Amount:	$1,000 per Note
Initial Price:	$643
Barrier Price:	80%
Contingent Minimum Return:	8%
Maximum Return:	17%

*	The examples are provided for illustrative purposes only and are purely hypothetical. The numbers in the examples have been rounded for ease of analysis.

Hypothetical Final Price	Hypothetical Asset Return	Payment at Maturity per Note	Total Return of Note at Maturity
1,286.00	100.00%	$1,170.00	17.00%
964.50	50.00%	$1,170.00	17.00%
900.20	40.00%	$1,170.00	17.00%
835.90	30.00%	$1,170.00	17.00%
771.60	20.00%	$1,170.00	17.00%
739.45	15.00%	$1,150.00	15.00%
707.30	10.00%	$1,100.00	10.00%
694.44	8.00%	$1,080.00	8.00%
675.15	5.00%	$1,080.00	8.00%
643.00	0.00%	$1,080.00	8.00%
610.85	-5.00%	$1,080.00	8.00%
546.55	-15.00%	$1,080.00	8.00%
514.40	-20.00%	$1,080.00	8.00%
450.10	-30.00%	$700.00	-30.00%
385.80	-40.00%	$600.00	-40.00%
321.50	-50.00%	$500.00	-50.00%
257.20	-60.00%	$400.00	-60.00%
192.90	-70.00%	$300.00	-70.00%
128.60	-80.00%	$200.00	-80.00%
64.30	-90.00%	$100.00	-90.00%
0.00	-100.00%	$0.00	-100.00%

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

♦

Risk of loss at maturity — The Notes differ from ordinary debt securities in that the issuer will not necessarily repay the full principal amount of the Notes. If the asset return is negative, UBS will repay you the principal amount of your Notes in cash only if the final price is greater than or equal to the barrier price and will only make such payment at maturity. If the final price is below the barrier price, you will lose some or all of your initial investment in an amount proportionate to the decline in the price of the underlying asset from the trade date to the final valuation date.

♦

The contingent repayment of principal applies only at maturity — The contingent repayment of your principal is only available if you hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the final price is above the barrier price. You should be willing to hold your Notes to maturity.

♦

The contingent minimum return only applies if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, the return you realize may not reflect the full economic value of the contingent minimum return or the Notes themselves, and may be less than the return of the underlying asset at the time of sale even if such return is positive and does not exceed the maximum return. You can only receive the full benefit of the contingent minimum return and earn the potential maximum return from UBS if you hold the Notes to maturity.

♦

Your growth potential is limited — The Notes do not offer full participation in any positive appreciation of the underlying asset. The Notes allow for participation in any positive asset return that exceeds the contingent minimum return only up to the predetermined maximum return of 17%. In no event will the return on your Notes be greater than the maximum return. Since the maximum payment amount on the Notes is capped, you will not benefit from a positive asset return in excess of an amount equal to the predetermined maximum return. As a result, the return on an investment in the Notes may be less than the return on a hypothetical direct investment in the underlying asset.

♦	No interest payments — UBS will not pay any interest with respect to the Notes.

♦

Credit risk of UBS — The Notes are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire initial investment.

♦

Market risk — The return on the Notes is directly linked to the performance of the underlying asset and will depend on whether, and the extent to which, the asset return is positive. The settlement price for the underlying asset is the result of the supply of, and the demand for, such underlying asset. Changes in the settlement price result over time from the interaction of many factors directly or indirectly affecting economic and political conditions. You, as an investor in the Notes, should make your own investigation into the respective underlying asset and the merits of an investment linked to it. You may lose some or all of your principal amount if the asset return is negative.

♦

The Notes are not regulated by the Commodity Futures Trading Commission — An investment in the Notes does not constitute either an investment in futures contracts, options on futures contracts, or commodity options and therefore you will not benefit from the regulatory protections attendant to CFTC regulated products. This means that the Notes are not traded on a regulated exchange and issued by a clearinghouse. See “There may be little or no secondary market for the Notes” below. In addition, the proceeds to be received by UBS from the sale of the Notes will not be used to purchase or sell any commodity futures contracts, options on futures contracts or options on commodities for your benefit. Therefore an investment in the Notes thus does not constitute a collective investment vehicle that trades in these instruments. An investment in a collective investment vehicle that invests in these instruments often is subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator.

♦

The amount you receive at maturity may result in a return that is less than the yield on a standard debt security of comparable maturity — The amount you receive at maturity may result in a return that is less than the return you could earn on other investments. For example, your return on the Notes may be lower than the yield you would earn if you bought a standard U.S. dollar-denominated unsubordinated non-callable debt security of UBS with the same stated maturity date.

♦

The market value of the Notes may be influenced by unpredictable factors — The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the underlying asset settlement price on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

♦	supply and demand for the Notes, including inventory positions held by any market maker;

♦	interest rates in the market;

♦	the time remaining to the final valuation date;

♦	the creditworthiness of UBS;

♦	volatility of the underlying asset settlement price;

♦	lending, sales and purchases by the official sector of precious metals, including central banks and other governmental agencies and multilateral institutions which hold precious metals;

♦	demand from investors seeking stability and protection from economic uncertainties as well as speculators expressing a view on palladium prices;

♦	levels of production and production costs;

♦	actions by or involving mining companies; and

♦	short-term changes in supply and demand because of trading activities in the relevant market.

♦

The historical performance of the settlement price of the underlying asset should not be taken as an indication of the future performance of the settlement price of the underlying asset during the term of the Notes — It is impossible to predict whether the settlement price of the underlying asset will rise or fall. The settlement price of the underlying asset will be influenced by complex and interrelated political, economic, financial and other factors.

♦

Legal and regulatory risks — Legal and regulatory changes could adversely affect the settlement price of the underlying asset. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to the settlement price of the underlying asset, but any such action could cause unexpected volatility and instability in precious metals markets with a substantial and adverse effect on the performance of the underlying asset and, consequently, on the value of the Notes.

♦

The calculation agent can postpone the determination of the final price and the maturity date, if a market disruption event occurs on the final valuation date — If the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date, the final valuation date will be postponed until the first business day on which no market disruption event occurs or is continuing. If such a postponement occurs, then the calculation agent will instead use the relevant settlement price of the underlying asset on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than seven business days. As a result, the maturity date for the Notes could also be postponed.

If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the final valuation date. If the settlement price of the underlying asset is not available on the last possible day that qualifies as the final valuation date, either because of a market disruption event or for any other reason, the calculation agent will make an estimate of the settlement price of the underlying asset that would have prevailed in the absence of the market disruption event or such other reason. See “Market Disruption Event” on page PS-22 of the product supplement.

♦

Owning the Notes is not the same as owning the underlying asset — Owning the Notes is not the same as owning the underlying asset. The return on your Notes may not reflect the return you would realize if you actually purchase an exchange contract on the underlying asset.

♦

No assurance that the investment view implicit in the Notes will be successful — It is impossible to predict whether and the extent to which the settlement price of the underlying asset will rise or fall. There can be no assurance that the underlying asset final price will rise above the initial price. The final price will be influenced by complex and interrelated political, economic, financial and other factors. You should be willing to accept the risks of losing a significant portion of your initial investment.

♦

There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS may make a market in the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the issue price and to the intrinsic value of the product; and as a result, you may suffer substantial losses.

♦

Price of Notes prior to maturity — The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the settlement price of the underlying asset and the expected settlement price volatility of the underlying asset; the time remaining to the maturity of the Notes; interest rates in the markets in general; geopolitical conditions and economic, financial, political and regulatory, judicial or other events; and the creditworthiness of UBS.

♦

Impact of fees on the secondary market price of the Notes – Generally, the price of the Notes in the secondary market is likely to be lower than the issue price to public since the issue price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.

♦

There are potential conflicts of interest between you and the calculation agent — Our affiliate, UBS Securities LLC, will serve as the calculation agent. UBS Securities LLC, will, among other things, decide the amount paid out to you on the Note offering at maturity as well as determine whether the barrier price has been breached. For a fuller description of the calculation agent’s role, see “General Terms of the Notes — Role of Calculation Agent” on page PS-26 of the product supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the underlying asset has occurred or is continuing on a day when the calculation agent will determine the final price for the underlying asset. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Note offering and your payment at maturity, the calculation agent may have a conflict of interest if it needs to make any such decision.

♦

The business activities of UBS or its affiliates may create conflicts of interest — UBS and its affiliates may engage in business related to the underlying asset that are not for the account of holders of the Notes or on their behalf. These trading activities might present a conflict between the holders’ interest in the Notes and the interest of UBS and its affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions for their customers and in accounts under their management.

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Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying asset to which the Notes are linked.

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You must rely on your own evaluation of the merits of an investment linked to the underlying asset — In the ordinary course of business, UBS or one or more of its affiliates from time to time expresses views on expected movements in the underlying asset. These views are sometimes communicated to clients who participate in precious metals markets. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in precious metals market may at any time have significantly different views from views of UBS or those of its affiliates. For reasons such as these, UBS believes that most investors in precious metals markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the precious metals markets and not rely on views which may be expressed by UBS or its affiliates in the ordinary course of business with respect to future settlement prices of the underlying asset.

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Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “What Are the Tax Consequences of the Notes” beginning on page 11.

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Prices of commodities are characterized by high and unpredictable volatility — Market prices of commodities tend to be highly volatile and may fluctuate rapidly based on numerous factors. The prices of commodities may be highly cyclical and are subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These variables may create additional investment risks that cause the value of the Notes to be more volatile than the values of such traditional securities.

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On the final valuation date, the price of the underlying asset may be determined by the London Platinum and Palladium Market (“LPPM”), and there are certain risks relating to the price being determined by the LPPM — Your Notes are linked to the performance of the underlying asset, which is a precious metal. On the final valuation date, your payment at maturity will be based on the price of the underlying asset, which will be determined by reference to fixing levels reported by the LPPM. The LPPM is a self-regulatory association of platinum and palladium market participants. If the LPPM should cease operations, or if palladium trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LPPM price fixings as a global benchmark for the value of palladium may be adversely affected. The LPPM is a principals’ market that operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LPPM trading. For example, there are no daily price limits on the LPPM, which would otherwise restrict fluctuations in the prices of LPPM contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LPPM has no obligation to consider your interest in calculating or revising the official palladium fixing.

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The price of the underlying asset may change unpredictably, affecting the value of your Notes in unforeseeable and potentially negative ways — Because the Notes are linked to the performance of the price of palladium, we expect that generally the market value of the Notes will depend in large part on the market price of palladium. The price of palladium has fluctuated widely over the past several years. Because the palladium supply is both limited and concentrated, any disruptions in the palladium supply tend to have an exaggerated effect on the price of palladium. Key factors that may influence prices are the policies and production and cost levels in the most important palladium-producing countries, in particular, Russia, South Africa and Canada (which together account for over 80% of production), the size and availability of the Russian palladium stockpiles, global supply and demand as well as the economic situation of the main consuming countries. The possibility of large-scale distress sales of palladium in times of crises may also have a short-term negative impact on the price of palladium and may adversely affect the value of the Notes. For example, the 2008 financial crisis resulted in significantly depressed prices of palladium largely due to forced sales and deleveraging from institutional investors such as hedge funds and pension funds. Crises in the future may impair palladium’s price performance which may, in turn, have an adverse effect on the value of the Notes. Palladium is used in a variety of industries, in particular the automotive industry. Demand for palladium from the automotive industry, which uses palladium as a catalytic converter, accounts for more than 50% of the industrial use of palladium, and a renewed decline in the global automotive industry may impact the price of palladium and affect the value of the notes. Palladium is also used in the electronics, dental and jewelry industries.

You are urged to review “Risk Factors” in the product supplement for a general description of the risks related to an investment in the Notes.

What Are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations — Non-Currency Linked Notes that it Would be Reasonable to Treat as Derivative Contracts” beginning on page PS-49 of the product supplement and discuss the tax consequences of your particular situation with your tax advisor.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. Accordingly, the tax treatment of the Notes is uncertain. Pursuant to the terms of the Notes, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid derivative contract with respect to the underlying asset. If your Notes are so treated, you should generally not accrue any income with respect to the Notes prior to sale, exchange or maturity of the Notes and you should generally recognize capital gain or loss upon the sale, exchange or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-50 of the product supplement.

The Internal Revenue Service, for example, might assert that Section 1256 of the Internal Revenue Code should apply to your Notes or that any long-term gain on the Notes should be taxed at the special rate applicable to collectibles. “Collectibles” gain is currently subject to tax at marginal rates up to 28%.

In 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument similar to the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”) above should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations-Non-Currency Linked Notes that it Would be Reasonable to Treat as Derivative Contracts” on page PS-49 of the product supplement, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes.

Specified Foreign Financial Assets — Under recently enacted legislation, individuals (and to the extent provided in future regulations when finalized) that own “specified foreign financial assets” in excess of certain thresholds may be required to file information with respect to such assets with their tax returns, especially if such individuals hold such assets outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

Historical Palladium Settlement Price

The following graph shows the performance of the underlying asset at the end of each month in the period from April 13, 2002 through April 13, 2012. As of April 13, 2012, at approximately 9:00 a.m., New York City time, the underlying asset settlement price was obtained as described in “Initial Spot Price” on page 4, without independent verification: the settlement price of palladium was $643.00. The historical performance of the underlying asset should not be taken as an indication of future performance, and no assurance can be given as to the settlement price of the underlying asset on any given day.

Historical XPD/USD Exchange Rate Level

Market Disruption Events

With respect to the underlying asset, the calculation agent will determine the initial price on the trade date and the final price on the final valuation date (each a “determination date”). The date of determination of the initial price or final price may be postponed, if the calculation agent determines that the originally scheduled determination date is not a trading day or a market disruption event has occurred or is continuing on such day with respect to the commodity. If such postponement occurs, the initial price or final price for the underlying asset may be determined by the calculation agent by reference to the settlement price of the underlying asset on the first business day on which no market disruption event has occurred or is continuing, as determined by the calculation agent. In no event, however, will a determination date be postponed by more than seven business days.

If a determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that last day will nevertheless be the determination date. In such event, the calculation agent will make an estimate of the settlement price that would have prevailed in the absence of the market disruption event, and such estimate shall constitute the initial price or the final price, as applicable.

Upon the delay of a determination date as set forth above, the calculation agent may delay any of the trade date, the, the final valuation date and the maturity date as it deems appropriate.

Notwithstanding the occurrence of one or more market disruption events with respect to the underlying asset, the calculation agent may waive its right to postpone the determination date if it determines that the applicable market disruption event has not or is not likely to materially impair its ability to determine the settlement price of the underlying asset.

Any of the following will be a market disruption event, as determined by the calculation agent:

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the failure of Bloomberg to announce or publish the settlement price for the underlying asset, or the temporary or permanent discontinuance or unavailability of Bloomberg as a price source for such purpose;

♦	the official settlement price is not published for the underlying asset;

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a material suspension, absence or limitation of trading in the underlying asset on its relevant exchange, or in option contracts relating to the underlying asset in the primary market for those contracts (as determined by the calculation agent, the “related exchange”);

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such underlying asset or option contracts relating to the underlying asset do not trade on what was, on the trade date, the relevant exchange for the underlying asset or the related exchange for those options;

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the relevant exchange for the underlying asset or the related exchange or quotation system, if any, for option contracts relating to the underlying asset fails to open for trading during its regular trading session;

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the permanent discontinuation or disappearance of trading in the underlying asset or option contracts relating to the underlying asset or the disappearance or permanent discontinuance or unavailability of the official settlement price, notwithstanding the availability of Bloomberg or the status of trading in the underlying asset or the option contracts relating to the underlying asset;

♦	the occurrence since the trade date of a material change in the formula for or the method of calculating the relevant settlement official price of the underlying asset;

♦	the occurrence since the trade date of a material change in the content, composition or constitution of the underlying asset; or

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any event that materially disrupts or impairs, as determined by the calculation agent, the ability of market participants to effect transactions in, or obtain market values for the underlying asset on its relevant exchange or effect transactions in, or obtain market values for option contracts related to the underlying asset on its related exchange (including, but not limited to, limitations, suspensions or disruptions of trading of one or more futures contracts on the underlying asset by reason of movements exceeding “limit up” or “limit down” levels permitted by the relevant exchange); or

♦

any other event, if the calculation agent determines that the event materially interferes with our ability or the ability of any of our affiliates to establish, maintain or unwind all or a material portion of a hedge with respect to that offering of the Notes.

The following events will not be market disruption events:

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a limitation on the hours or numbers of days of trading in a commodity in its primary market, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

♦	a decision to permanently discontinue trading in the option contracts relating to the underlying asset.

For this purpose, an “absence of trading” in the related exchange for option contracts related to the underlying asset, if available, are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

In contrast, a suspension or limitation of trading in the underlying asset or option contracts related to the underlying asset, if available, by reason of any of:

♦	a price change exceeding limits set by the relevant exchange or related exchange, as applicable,

♦	an imbalance of orders, or

♦	a disparity in bid and ask quotes,

will constitute a suspension or material limitation of trading.

“Relevant exchange” means, with respect to the underlying asset, LPPM or any successor thereto, with respect to any successor commodity (as defined under “Discontinuation of Trading of the Underlying Asset on Its Relevant Exchange; Alternative Method of Calculation” on page 15 of this pricing supplement), the primary exchange or market of trading related to such successor commodity, as determined by the calculation agent.

For the purposes of this offering, the trade date, and therefore the determination of the initial price, has not been postponed for the underlying asset. The initial price for the underlying asset is specified under ‘‘Final Terms’’ on page 4 of this pricing supplement.

Discontinuation of Trading of the Underlying Asset on Its Relevant Exchange; Alternative Method of Calculation

If the relevant exchange of the underlying asset discontinues trading in such underlying asset, the calculation agent may replace the underlying asset with another commodity, the price of which is quoted on such relevant exchange or any other exchange, that the calculation agent determines to be comparable to the discontinued underlying asset (such replacement commodity will be referred to herein as a “successor commodity”), then the final price will be determined by reference to the official settlement price of such successor commodity at the close of trading on such relevant exchange for such successor commodity on the final valuation date as determined by the calculation agent.

Upon any selection by the calculation agent of a successor commodity, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to UBS and to the holders of the Notes.

If the relevant exchange discontinues trading in the underlying asset or the physical delivery of the physical commodity underlying the underlying asset (an “underlying commodity”) prior to, and such discontinuation is continuing on, the final valuation date and the calculation agent determines that no successor commodity is available at such time, or the calculation agent has previously selected a successor commodity and trading in such successor commodity or the physical delivery of the underlying commodity for such successor commodity is discontinued prior to, and such discontinuation is continuing on, the final valuation date, then the calculation agent will determine the settlement price on the final price for the underlying asset or successor commodity, as applicable; provided that, if the calculation agent determines that no successor commodity exists for the discontinued underlying asset, the settlement price on the final price, as applicable, for the underlying asset will be the settlement price that the calculation agent determines to be fair and commercially reasonable under the circumstances on the date following the final valuation date.

Notwithstanding these alternative arrangements, discontinuation of trading on the relevant exchange in the underlying asset may adversely affect the value of the Notes.

If at any time the method of calculating the settlement price of the underlying asset or successor commodity, as applicable, is changed in a material respect by the relevant exchange, or if the reporting thereof is in any other way modified so that such settlement price does not, in the opinion of the calculation agent, fairly represent the value of the underlying asset or successor commodity, as applicable, the calculation agent will, at the close of business in New York City on the final valuation date for the underlying asset or successor commodity, as applicable, make such calculations and adjustments as may be necessary in order to arrive at a value for the underlying asset or successor commodity, as applicable. The calculation agent shall cause written notice of such calculations and adjustments to be furnished to the holders of the Notes.

Settlement Price

The settlement price for palladium will be determined by the official afternoon palladium fixing per troy ounce gross of unallocated palladium bullion for delivery in Zurich through a member of the London Platinum and Palladium Market (the “LPPM”) authorized to effect such delivery, stated in U.S. dollars, as set by the four members the LPPM during the afternoon Palladium price fixing which starts at 2:00 p.m. London, England time, on such day and displayed on Bloomberg quote “PLDMLNPM” or any successor page, as determined by the calculation agent.

Supplemental Plan of Distribution

We have agreed to sell to JP Morgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates (the “Agents”) and the Agents have agreed to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of this pricing supplement, the document filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agents intend to resell the Notes to securities dealers at a discount from the price to public up to the underwriting discount set forth on the cover of this pricing supplement.

Each Agent may be deemed to be an “underwriter” within the Securities Act of 1933 (the “Securities Act”). We have agreed to indemnify the Agents against certain liabilities, including liabilities under the Securities Act.